                                                FILED PURSUANT TO RULE 424(b)(3)
                                                              FILE NO. 333-50369

PROSPECTUS
                                 693,561 SHARES

                                     [LOGO]
                                  COMMON STOCK

    This Prospectus relates to the offering of 693,561 shares of Common Stock (the "Shares") of The Sportsman's Guide, Inc. (the "Company") by certain shareholders of the Company (the "Selling Shareholders"). The Shares constitute shares of Common Stock issued upon exercise of warrants to purchase shares of Common Stock attached to subordinated notes payable issued by the Company in private transactions. See "Selling Shareholders."

    The Shares may be offered from time to time by the Selling Shareholders through ordinary brokerage transactions on the Nasdaq National Market, in the over-the-counter market, in privately negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders and will pay the expenses of the offering of the Shares. See "Selling Shareholders" and "Plan of Distribution."

    The Common Stock is traded on the Nasdaq National Market under the symbol "SGDE." On May 8, 1998, the last reported sale price of the Common Stock was $7.25 per share.

    Each Selling Shareholder and any broker-dealer participating in the sale of the Shares on behalf of the Selling Shareholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 (the "Securities Act"). Any commissions received by any such broker-dealer and any profit on the resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act.
                            ------------------------
    THE COMMON STOCK OFFERED BY THIS PROSPECTUS IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 6.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                   THE DATE OF THIS PROSPECTUS IS MAY 8, 1998

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THE INFORMATION CONTAINED HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company with the Commission can be inspected and copied at the office of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or at certain of its Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such material can be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the web site is http://www.sec.gov. The Company's Common Stock is traded on the Nasdaq National Market and reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act (the "Registration Statement"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and the related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997.

    2. The description of the shares of Common Stock of the Company contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act and any amendment or report filed for the purpose of updating such description.

    All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written or telephone requests for such copies should be directed to Charles B. Lingen, The Sportsman's Guide, Inc., 411 Farwell Avenue, South St. Paul, Minnesota 55075,
(612) 451-3030.

                                  THE COMPANY

    The Sportsman's Guide, Inc. (the "Company") is a mail order catalog retailer of value priced outdoor, hunting and general merchandise. The Company primarily targets men who are hunters, outdoorsmen and collectors, offering a wide selection of high value products at low prices as well as unique products. The Company sells its products through distinctive catalogs that are marketed as The "Fun-to-Read" Catalog-Registered Trademark- featuring creative and expansive use of art and copy to describe products in a humorous and entertaining fashion. Products are offered for sale at what the Company advertises as "ridiculously low prices," made possible by the Company's purchasing strategy, which is increasingly focused on manufacturers' close-outs and military surplus items. The Company employs an information intensive management approach to merchandising, marketing and customer list management, continually testing, assessing and adjusting day-to-day activities as well as long-term strategies. The Company's short catalog lead time (approximately 60 days) gives it a high degree of flexibility to make changes in upcoming catalogs based on up-to-date information. The Company believes that its niche marketing focus on the value-oriented outdoorsman, together with its product offerings, catalog formats and management strategy, position it uniquely within the direct marketing industry.

    The Company sells its products through monthly main catalogs and specialty catalogs. Products offered include footwear, clothing and accessories, hunting and shooting accessories, camping and outdoor recreation equipment, optics, collectibles, gift items and a diverse range of additional offerings in other product categories. The Company's catalogs consist of a changing mix of products from catalog to catalog. The Company believes this dynamic product mix and the humorous, entertaining format are key competitive advantages that keep customers reading each catalog. In addition, the Company offers a high level of customer service including a buyer's club, an interest free payment plan and an unconditional return policy in an attempt to foster increased customer loyalty. The monthly general catalog contains a wide variety of product offerings and is sent to a relatively broad range of customers in the Company's targeted market. The specialty catalogs offer a more narrow selection of product categories, but a deep and broad selection of products in each featured category. Specialty catalogs are sent to core groups of the Company's mailing list that have demonstrated a propensity to buy products from the featured product category. Product categories featured in specialty catalogs include footwear and apparel, deer hunting equipment, camping equipment, military surplus and ammunition and shooting supplies. The Company circulated 11 monthly and 18 specialty catalogs which made up a total circulation of approximately 61 million catalogs in 1997. Catalogs are mailed to persons selected from the Company's 3.6 million name database and rented or exchanged mailing lists. Over one million customers have purchased from the Company in the last 12 months.

    The Company's predecessor was founded by Gary Olen in 1970 as a direct marketer focused on the deer hunter. The Company's product offerings and marketing efforts have evolved to broaden the Company's focus to include the value-oriented male in general, and the outdoorsman in particular. In 1992, the Company instituted a value pricing approach by which high quality products are sold at below normal retail prices. The Company believes this value pricing approach has been the key factor in its significant sales growth since that time, driving sales from $38 million in 1992 to $128 million in 1997. In 1994, the Company began to strengthen its management team in an effort to capitalize on the opportunity represented by the recent sales growth. The Company has added experienced direct marketing professionals in each of its key functional areas over the past few years. The new management team has focused on improving profitability by investing in advanced information systems to allow better and more timely decision making, increasing the emphasis on higher margin manufacturers' close-outs and military surplus items and implementing extensive cost control programs.

    The Company's strategy is based on five key elements: (i) expand and capitalize on the value-oriented male niche; (ii) offer quality, name brand and unique products at value pricing; (iii) provide a fun and convenient shopping experience; (iv) manage by proactively using information systems; and (v) capitalize on the Company's flexible structure and short catalog lead time.

    The Company was incorporated under the laws of the State of Minnesota on March 23, 1977 as The Olen Company, Inc. At that time the Company acquired the business and assets of The Olen Company, a sole proprietorship owned by Gary Olen, the Chairman of the Board and Chief Executive Officer of the Company. In March 1986, the Company changed its name to The Sportsman's Guide, Inc. The Company's principal executive offices are located at 411 Farwell Avenue, South St. Paul, Minnesota 55075, and its telephone number is (612) 451-3030. The Company's web site address is www.sportsmansguide.com.

                              RECENT DEVELOPMENTS

    During February 1998, the Company sold 1,600,000 shares of Common Stock at $6.50 per share in a registered public offering (the "Public Offering") and received net proceeds of approximately $8.7 million. Cruttenden Roth Incorporated and John G. Kinnard and Company, Incorporated acted as representatives of the underwriters (the "Representatives"). Certain of the Selling Shareholders sold shares of Common Stock in the Public Offering.

    During February 1998, the Company paid $3.4 million of subordinated notes payable and repurchased all of the Company's Series A Preferred Stock for $1.0 million using a portion of the net proceeds. The Company plans to utilize the remaining $4.3 million as additional working capital and for general corporate purposes.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING SHARES OF COMMON STOCK OFFERED HEREBY.

RISKS ASSOCIATED WITH CATALOG RETAILING

    The Company's success depends on the success of its catalog business, which the Company believes is achieved through the efficient targeting of its mailings, appropriate shifts in the Company's merchandising mix, the Company's ability to achieve adequate response rates to its mailings and the Company's ability to accurately forecast economic conditions and consumer demand. Catalog mailings involve substantial postage, paper, printing and merchandise acquisition costs which are incurred prior to the mailing of each catalog. If for any reason the Company were to experience a significant shortfall in anticipated sales from a particular catalog mailing and thereby not recover costs associated with that catalog edition, the Company's business, financial condition and results of operations could be adversely affected. In addition, response rates and sales generated by each catalog mailing can be affected by factors such as consumer preferences, economic conditions, timing of the Company's and competitors' catalog mailings and merchandise mix. Any inability of the Company to accurately target the appropriate customers or to achieve adequate response rates could result in lower sales and lower margins which could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON SERVICE PROVIDERS

    The Company's ability to distribute its catalogs and to fill customer orders depends on services provided by third parties. The Company is dependent on (i) outside printers to print and mail its catalogs, (ii) shipping companies and the U.S. Postal Service for timely delivery of its catalogs and shipment of its merchandise to customers and (iii) an outside call center to handle inbound customer telephone orders when calls become backlogged or in the event of telephone system failure. Any disruption in these services could have a material adverse effect on the Company's business, financial condition and results of operations.

    The United Parcel Service ("UPS") strike in August 1997 and related events negatively impacted the Company's sales in the third quarter of 1997. Although the Company is not dependent upon UPS to ship most of its products (other than ammunition, which is shipped solely through UPS and accounted for approximately 5.7% of the Company's sales in 1997), management believes the UPS strike and resulting publicity created a perception among buyers that orders could not be delivered or that delivery would be significantly delayed. This perception resulted in a decrease in orders for the Company's product offerings and therefore suppressed sales. The Company was further impacted when the overloaded U.S. Postal Service failed to deliver the Company's catalogs on a timely basis, or at all, during and after the UPS strike.

    There can be no assurance that strikes, delays or disruptions in service will not occur in the future. Such occurrences could have a material adverse effect on the Company's business, financial condition and results of operations.

INCREASES IN POSTAGE AND PAPER COSTS; PAPER AVAILABILITY

    Increases in postal rates and paper costs have a significant impact on the cost of production and mailing of the Company's catalogs and the shipment of customer orders. Postage prices increase periodically, and the Company has no control over increases that may occur in the future. The U.S. Postal Service has recently proposed an increase in postal rates which, if approved, could go into effect in 1998. Paper prices historically have been cyclical and significant increases have been experienced by the Company in the past. Significant increases in postal rates or paper costs could have a material adverse effect on the Company's business, financial condition and results of operations, particularly to the extent the Company is unable to pass on such increases directly to its customers or offset such increases by reducing other costs.

    In addition, the Company is dependent upon the availability of paper to print its catalogs. Paper shortages have occurred in the past and may occur in the future. Any such paper shortage may increase the Company's paper costs and cause the Company to reduce its catalog circulation, change to a different weight or grade of paper or reduce the number of pages per catalog. Such increased costs or responsive actions could have a material adverse effect on the Company's business, financial condition and results of operations.

LIST DEVELOPMENT AND MAINTENANCE

    The Company mails catalogs to names in its proprietary customer database and to potential customers whose names are obtained from rented or exchanged mailing lists. Names derived from rented or exchanged lists generate lower response rates while requiring the same or greater advertising expenses than names in the Company's database. Consequently, overall response rates could decline while expenses increase if the Company were to increase its use of rented or exchanged lists relative to the use of names in its customer database. In addition, the Company must constantly update its mailing list by identifying new prospective customers and tracking purchases by existing customers. The Company uses internally developed customer segmentation models to identify prospective and existing customers to whom a catalog will be mailed. Inaccurate models or the Company's failure to update its mailing list could have a material adverse effect on the Company's business, financial condition and results of operations.

    There has been increasing public concern regarding right to privacy issues involved with the rental and use of customer mailing lists among direct marketing retailers. Any legislation enacted at the federal or state level limiting or prohibiting this practice could have a material adverse effect on the Company's new customer acquisition strategies.

DEPENDENCE ON SENIOR MANAGEMENT

    The Company's success is dependent to a significant extent on the efforts of members of senior management, including Gary Olen, the Company's Chairman, Chief Executive Officer and co-founder. The Company's ability to attract and retain well-qualified senior management and other key personnel is crucial to the Company's successful continued operations. The loss of any member of senior management could have a material adverse effect upon the Company. The Company maintains key-man life insurance on Mr. Olen and has entered into employment agreements with certain of its senior managers.

QUARTERLY FLUCTUATIONS AND SEASONALITY

    The Company's sales and results of operations have fluctuated and can be expected to continue to fluctuate on a quarterly basis as a result of a number of factors, including: the timing of new merchandise and catalog offerings; recognition of costs or sales contributed by new merchandise and catalog offerings; fluctuations in response rates; fluctuations in postage, paper and printing costs and in merchandise returns; adverse weather conditions that affect response, distribution or shipping; shifts in the timing of holidays; and changes in the Company's product mix. The Company recognizes the cost of catalog production and mailing over the estimated useful lives of the catalogs, ranging from four to six months from the catalog's in-home date. Consequently, quarter-to-quarter sales and expense comparisons will be impacted by the timing of the mailing of the Company's catalog editions.

    The majority of the Company's sales historically occur during the third and fourth fiscal quarters. The seasonal nature of the Company's business is due to the catalog's focus on hunting merchandise and related accessories for the fall, as well as winter apparel and gifts for the holiday season. The Company expects this seasonality will continue in the future. In anticipation of increased sales activity during the third and fourth fiscal quarters, the Company incurs significant additional expenses for hiring additional employees and building inventory levels. If for any reason the Company's sales were to fall below its expectations during the third and fourth fiscal quarters, the Company's business, financial condition and results of operations could be adversely affected.

RISK OF CHANGING ECONOMIC CONDITIONS AND CONSUMER PREFERENCES

    The Company's business is sensitive to changes in discretionary consumer spending, which is controlled to a large extent by prevailing economic conditions. A recession in the national or regional economies or uncertainties regarding future economic prospects could affect consumer spending habits and have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company is also subject to risks associated with changing consumer preferences. Failure to anticipate and respond to changes in consumer preferences in a timely or commercially appropriate manner could lead to lower sales or margins which could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS OF BUSINESS INTERRUPTION OR DISASTER; DEPENDENCE ON SINGLE FACILITY

    The Company's ability to receive, process and fulfill customer orders depends on the effective operation of its telephone lines, operational and management information systems, and warehouse and distribution facility. Any material disruption in the Company's order receipt, processing or fulfillment systems resulting from internal or external telephone system failure, electrical problems, failure of the Company's information systems or other technical problems could cause significant delays in the Company's ability to receive and fill orders and may cause orders to be lost, shipped or delivered late or cancelled by the customer. The Company maintains a single warehouse and distribution facility at its headquarters in South St. Paul, Minnesota. If this facility were to be destroyed or significantly damaged by fire or other disaster, the Company would need to obtain alternative facilities and replenish its inventory, either of which would result in significantly increased operating costs and delays in fulfilling customer orders. The increased costs and delays associated with such disruptions could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company maintains business interruption insurance, there can be no assurance that such levels of insurance will be adequate.

DEPENDENCE ON SOURCING MERCHANDISE

    The Company offers a changing mix of products. This changing mix of products presents certain unique challenges in finding merchandise for the Company's catalogs. The Company's buyers must develop and maintain relationships with vendors to locate sources for high quality, low price, name brand merchandise they believe will interest the Company's customers. The Company competes with non-catalog retailers for much of the merchandise offered in its catalogs. There can be no assurance that the Company will be able to locate sources for or maintain ongoing access to manufacturers' close-outs, military surplus and other items featured by the Company or that such merchandise will be available to the Company at the times or prices or in the quantities desired.

COMPETITION

    The direct marketing industry is highly competitive and fragmented. Although the Company believes that no competitor offers as comprehensive a selection of products at discount prices, the Company has significant competitors within each merchandise category and may face competition from new entrants or existing competitors who shift focus to markets currently served by the Company. These competitors include other outdoor/hunting or discount mail order catalogs or retailers. Some of these competitors are larger and have substantially greater financial, marketing and other resources than the Company. An increase in the amount of competition faced by the Company or its failure to compete effectively against its competitors could have a material adverse effect on the Company's business, financial condition and results of operations.

INVENTORY COST AND MARK-DOWNS

    The Company frequently purchases large quantities of manufacturers' close-outs and other individual product items on an opportunistic or when-available basis. The seasonal nature of the merchandise or the timing of its acquisition may require that it be held for several months before being offered in a catalog. This can result in increased inventory levels and lower inventory turnover, thereby increasing the Company's working capital requirements and related carrying costs. Increased inventory levels, lower turnover rates and the inability to return manufacturers' close-outs, military surplus and direct imported merchandise to vendors increase the risk of future inventory mark-downs.

AVAILABILITY OF LABOR

    The Company's executive offices, warehouse and distribution facilities are located in South St. Paul, Minnesota. Due to the current low unemployment rate in the Minneapolis/St. Paul metropolitan area, the Company faces a shrinking pool of available labor and could experience labor shortages and higher labor costs in the future, particularly when numerous additional employees are needed for the Company's peak selling season. The Company uses dedicated agents at an outside call center to meet its needs for additional qualified telemarketing agents when the Company is unable to hire locally, which results in an increase in the Company's operating costs. Such labor shortages and higher costs could have a material adverse effect on the Company's business, financial condition and results of operations.

MERCHANDISE RETURNS

    The Company maintains a policy of making refunds or exchanges for all merchandise returned by customers for any reason, and places no time limit on this return policy. As the Company's merchandise mix of footwear and apparel has increased so have merchandise returns. While the Company makes allowances in its financial statements for anticipated merchandise returns based on historical return rates, its history of forecasting footwear and apparel returns is limited. Consequently, there can be no assurance that actual merchandise returns will not exceed the Company's allowances. Any significant increase in merchandise returns or merchandise returns that exceed the Company's reserves could have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

    As of May 8, 1998, the executive officers and directors of the Company (including Vincent W. Shiel, the former Chairman of the Board and a director of the Company and members of his family as well as trusts for the benefit of children and grandchildren) beneficially owned approximately 35.6% of the outstanding shares of Common Stock. Such persons also beneficially own exercisable options to purchase 211,743 shares of Common Stock, which if fully exercised would result in such persons beneficially owning 38.3% of the outstanding shares of Common Stock.

    As a result of such ownership, such persons will be able to greatly influence the outcome of shareholder votes including votes concerning the election of directors and changes in control. Such a level of ownership can have the effect of delaying or preventing a change in control of the Company and can adversely affect the voting and other rights of the other holders of Common Stock. In addition, the Company's Restated Articles of Incorporation provide that shareholders may cumulate their votes for the election of directors, which may allow shareholders owning less than a majority of the outstanding shares of Common Stock to elect one or more directors.

GOVERNMENT REGULATION

    The Company is subject to federal, state and local laws and regulations which affect its business. Federal Trade Commission regulations govern the manner in which orders may be solicited and prescribe other obligations in fulfilling orders and consummating sales. Other laws and regulations prohibit or limit the sale, in certain states and localities, of certain items offered in the Company's catalogs such as black powder firearms, ammunition, bows, knives and similar products. The failure to comply with such laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company sells black powder firearms, air guns, ammunition and shooting accessories. Sales of these products accounted for approximately 15.6% of the Company's sales in 1997. Government regulation of firearms can affect sales of these ancillary firearm products, and any increase in such regulation could have a material adverse effect on the Company's business, financial condition and results of operations.

    State and local government regulation of hunting can result in changes to hunting seasons, bans or limitations on hunting or other similar restrictions. Because a significant amount of the Company's sales are attributable to hunting, such changes or restrictions could decrease the demand for certain of the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company presently does not collect sales or similar taxes on sales of merchandise shipped to residents of states other than Minnesota. Various states have sought to impose on direct marketers the burden of collecting state sales and use taxes on the sale of merchandise shipped to residents of that state. The U.S. Supreme Court has held that the various states, absent Congressional legislation, may not impose tax collection obligations on an out-of-state mail order company whose only contacts with the taxing state are the distribution of catalogs and other advertisement materials through the mail, and whose subsequent delivery of purchased goods is by mail or interstate common carriers. If such legislation is ultimately enacted by Congress or if the Company otherwise becomes subject to collection of additional sales or use tax, the imposition of additional tax collection obligations could adversely affect customer response rates and have a material adverse effect on the Company's business, financial condition and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE

    As of May 8, 1998, the Company had outstanding 4,721,252 shares of Common Stock, which does not include shares of Common Stock issuable upon the exercise of outstanding options and Representatives warrants. Sales of substantial amounts of the Company's Common Stock could adversely affect prevailing market prices of the Company's Common Stock and could impair the Company's ability to raise additional capital. Of the shares of Common Stock outstanding as of May 8, 1998, approximately 2,464,086 shares are not subject to the lockup agreements described below and are freely tradeable pursuant to Rule 144(k) or other exemptions from registration under the Securities Act. Approximately 2,257,166 shares of Common Stock outstanding as of May 8, 1998 are subject to lockup agreements and will be eligible for sale beginning August 5, 1998 (approximately 1,120,388 of which will be subject to the requirements of Rule 144). Additionally, holders of 233,725 exercisable options have agreed not to offer, sell or otherwise dispose of the shares issuable upon the exercise of such options until August 5, 1998 without the prior written consent of Cruttenden Roth Incorporated. Also, in connection with the Public Offering, the Company issued to the Representatives five-year warrants to purchase up to 100,000 shares of Common Stock which include customary demand and participatory registration rights.

PRODUCT LIABILITY EXPOSURE

    The Company's products include black powder firearms, ammunition, machetes, air guns, paintball guns, blank firing firearms, bows, slingshots, knives, stun guns, blowguns, crossbows, certain non-lethal and chemical spray devices and other potentially dangerous products. Although the Company is not a manufacturer of any of these products, the sale of these products involves a risk of being named as a party defendant in product liability litigation. No assurance can be given that the Company's insurance will cover all potential claims arising from the sale of such products or that the amount of the coverage will be adequate, nor can assurance be given that adequate insurance coverage can be obtained in the future at an acceptable cost or at all. Any uninsured or inadequately insured claim or liability could have a material adverse effect on the Company's business, financial condition and results of operations.

POSSIBLE VOLATILITY OF STOCK PRICE

    The Company's Common Stock is traded on the Nasdaq National Market. The market price for the Common Stock may be significantly affected by such factors as the Company's operating results, the actions of competitors, news announcements or changes in general economic and market conditions. The Nasdaq National Market has experienced a high level of price and volume volatility and market prices for the stock of many companies have experienced wide price fluctuations not necessarily related to the operating performance of the companies.

                                USE OF PROCEEDS

    This Prospectus relates solely to Shares being offered for the account of the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

                              SELLING SHAREHOLDERS

BACKGROUND

    The Selling Shareholders are former holders of subordinated notes payable previously issued by the Company in private placements. In connection with subordinated notes payable issued in 1993 and 1994, the Company issued to the note holders warrants to purchase 50,000 shares of Common Stock at an exercise price of $2.50 per share expiring in June 1998 and warrants to purchase 324,680 shares at $1.88 per share expiring in April 1999. In May 1996, the Company issued subordinated notes payable to replace and renew the 1993 and 1994 subordinated notes and certain other notes payable and, in connection with the refinancing, issued warrants to purchase 341,347 shares of Common Stock at $1.81 per share expiring in May 2001.

    The warrants, by their terms, were to expire 30 days following completion of a public offering of the Company's Common Stock unless exercised prior to such time. The Selling Shareholders acquired the Shares offered hereby upon exercise of the warrants following completion of the Public Offering. The Company has filed the Registration Statement, of which this Prospectus forms a part, to enable the holders of the shares issued upon exercise of the warrants, which are restricted securities, to sell such Shares in an offering registered under the Securities Act.

BENEFICIAL OWNERSHIP

    The following table sets forth certain information as to the beneficial ownership of the Company's Common Stock as of May 8, 1998 by each Selling Shareholder and the number of shares of Common Stock that each Selling Shareholder may sell pursuant to this Prospectus. None of the Selling Shareholders, other than Vincent W. Shiel, Leonard M. Paletz, Mark F. Kroger and William T. Sena, who are directors of the Company, has held any position or office or had any material relationship with the Company or any of its predecessors or affiliates, other than as a shareholder or holder of subordinated notes payable, during the past three years, except as described in the footnotes to the table.

                                                                             SHARES BENEFICIALLY
                                                                                    OWNED
                                                                              PRIOR TO OFFERING
                                                                           ------------------------  NUMBER OF SHARES
NAME                                                                        NUMBER     PERCENT(1)    THAT MAY BE SOLD
-------------------------------------------------------------------------  ---------  -------------  ----------------
Vincent W. Shiel, Ph.D.(2)...............................................    572,000        12.1%          192,349

Leonard M. Paletz(3).....................................................    210,016         4.4            46,020

Mark F. Kroger(4)........................................................     83,370         1.8            14,501

William T. Sena, as trustee of various trusts for the benefit of Dr. and
  Mrs. Shiel and their children(5).......................................    106,819         2.3            40,000

Ralph E. Heyman, individually and as trustee of various trusts for the benefit of Dr. and Mrs. Shiel and their children and
  grandchildren(6).......................................................    401,725         8.5            97,652

Stuart A. Shiel(7).......................................................    144,018         3.1            20,000

Frederick J. Kroger(8)...................................................    166,170         3.5            72,835

Patrick Kroger(9)........................................................      7,500        *                7,500

Barbara Kroger(9)........................................................      7,500        *                7,500

Anne Shock(9)............................................................      6,200        *                6,200

Joseph Shock(9)..........................................................      6,200        *                6,200

Mary Helldoerfer(9)......................................................      6,200        *                6,200

Charles Helldoerfer(9)...................................................      6,200        *                6,200

Timothy Kroger(9)........................................................      6,200        *                6,200

Sherry Kroger(9).........................................................      6,200        *                6,200

Lowell E. Mills..........................................................      2,500        *                2,500

Christopher S. Mills.....................................................        240        *                  240

Susan M. Mills...........................................................    117,819         2.5            11,760

Frederic H. Mayerson.....................................................     52,600         1.1            17,168

Richard H. Steiner.......................................................     29,636        *               11,918

Philip H. Steiner........................................................     29,636        *               11,918

Ruth J. Conway...........................................................     62,500         1.3            62,500

John B. Flege, Jr........................................................     20,000        *               20,000

Victor P. Serodino.......................................................     20,000        *               20,000

------------------------

 *  Less than 1% of outstanding shares.

(1) Percentages are calculated on the basis of the number of shares outstanding on May 8, 1998.

(2) Includes 470,051 shares held in the name of Dr. Shiel as Trustee of the Vincent W. Shiel Revocable Trust and 101,949 shares held in the name of Helen M. Shiel, wife of Dr. Shiel, as Trustee of the Helen M. Shiel Revocable Trust. Does not include 663,848 shares held by Dr. and Mrs. Shiel's children or in trusts for the benefit of Dr. and Mrs. Shiel and their children and grandchildren, of which Dr. Shiel expressly disclaims beneficial ownership. Dr. Shiel formerly served as Chairman of the Board and is a director of the Company.

(3) Mr. Paletz is a director of the Company.

(4) Mr. Mark Kroger is a director of the Company.

(5) Includes 106,819 shares held as trustee of various trusts for the benefit of Dr. and Mrs. Shiel and their children, of which Mr. Sena has no pecuniary interest. Mr. Sena is a director of the Company.

(6) Includes 399,725 shares held as trustee of various trusts for the benefit of Dr. and Mrs. Shiel and their children and grandchildren, of which Mr. Heyman has no pecuniary interest.

(7) Does not include (i) 42,520 shares held by Mr. Heyman as trustee of a trust for the benefit of Mr. Shiel, of which Mr. Shiel expressly disclaims beneficial ownership and (ii) an aggregate of 143,300 shares held by Mr. Heyman as trustee of various trusts for the benefit of children of Mr. Shiel, of which Mr. Shiel expressly disclaims beneficial ownership. Mr. Shiel is the son of Dr. Shiel.

(8) Includes 71,334 shares held as co-trustee of various trusts for the benefit of his grandchildren. Mr. Kroger is the father of Mark F. Kroger.

(9) Adult child or spouse of an adult child of Frederick J. Kroger.

                              PLAN OF DISTRIBUTION

    The Selling Shareholders and any persons receiving Shares from the Selling Shareholders by gift, pledge, transfer or succession may offer and sell the Shares from time to time on the Nasdaq National Market, in the over-the-counter market, in privately negotiated transactions or otherwise, at prices and terms then prevailing, at prices related to the then-current market price, or in negotiated transactions, or at negotiated prices. The Shares offered hereby may be sold by one or more of the following methods, without limitation: (i) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (ii) a block trade in which a broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (iii) purchases by a broker or dealer or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (iv) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate.

    In connection with the Public Offering, each of the Selling Shareholders has agreed, for a period of 180 days from the effective date of the Public Offering (the "Lockup Period"), not to offer, sell or otherwise dispose of any shares of Common Stock held by them (including the Shares) without the prior written consent of Cruttenden Roth Incorporated. In addition, each Selling Shareholder has agreed that any shares sold by such shareholder in the 90-day period following the Lockup Period will be sold through the Representatives. The Lockup Period expires August 5, 1998.

    Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholders or other sellers in amounts to be negotiated in connection with sales of the Shares covered by this Prospectus. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any commissions paid or discounts or concessions allowed to such broker-dealers, and any profits realized by broker-dealers which purchase Shares on the resale of such Shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

    The Company has advised the Selling Shareholders of the requirement that they and any broker-dealers participating in the sale of their Shares deliver copies of this Prospectus to purchasers of the Shares and that the anti-manipulative rules of Regulation M under the Exchange Act may apply to their sales.

    The Company has filed the Registration Statement, of which this Prospectus forms a part, with respect to the potential sale of the Shares covered hereby. The Company will use its reasonable best efforts to keep the Registration Statement current and effective through the earlier of the sale of all of the Shares or such date as any of the Shares may be freely sold under Rule 144(k) under the Securities Act. The Company will bear the costs of registering the Shares under the Securities Act. The Selling Shareholders will bear all selling commissions and brokerage fees.

    The Selling Shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving the Shares against certain liabilities, including liabilities arising under the Securities Act.

    In order to comply with the securities laws of certain states, sales of Shares to the public in such states may be made only through broker-dealers who are registered or licensed in such states. Sales of the Shares must also be made by the Selling Shareholders in compliance with other applicable state securities laws and regulations.

    Any Shares which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus.

    There can be no assurance that any of the Selling Shareholders will sell any or all of the Shares covered by this Prospectus.

                                 LEGAL MATTERS

    Legal matters in connection with the Common Stock offered hereby are being passed upon for the Company and the Selling Shareholders by Chernesky, Heyman & Kress P.L.L., Dayton, Ohio. Ralph E. Heyman, a partner of Chernesky, Heyman & Kress P.L.L., owns 2,000 shares of Common Stock for his own account and holds an aggregate of 399,725 shares of Common Stock as trustee of various trusts for the benefit of Vincent W. Shiel and Helen M. Shiel and their children and grandchildren, of which 97,652 shares are being offered hereby.

                                    EXPERTS

    The financial statements of the Company included in the Annual Report on Form 10-K for the fiscal year ended December 28, 1997 incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their report have been audited by Grant Thornton LLP, independent certified public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.